June 17, 2021

VIA EDGAR

Mr. Karl Hiller
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: CSX Corporation
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 10, 2021
File No. 001-08022

Dear Mr. Hiller:

CSX Corporation (“CSX” or the “Company”) is writing in response to the staff’s comment letter dated June 8, 2021 with respect to the above-referenced filings. CSX believes this letter responds fully to the staff’s comments. For the convenience of the staff, the comment is set forth below, followed by the Company’s response.

Form 10-K for the Fiscal Year ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 25

1. We note that you have provided a discussion and analysis that is focused on 2020, along with tabulations illustrating the changes in relation to 2019, although you have referred readers to your prior annual report for the discussion and analysis of your 2019 results of operations, which was structured and presented using a similar approach, and have not provided or referenced the discussion and analysis of your 2018 results of operations.

Item 303(b) of Regulation S-K requires, where your financial statements reflect material changes from period-to-period in one or more line items, or material changes within a line item that offset one another, disclosure of the underlying reasons for the material changes in quantitative and qualitative terms. Instruction 1 to paragraph (b) allows you to omit the discussion and analysis for the earliest of the three years under certain conditions.

Tell us why you believe this accommodation would extend to the discussion and analysis that you provided for 2019, covering the business developments that impacted your results of operations for that year, as presented in your prior annual report, if this is your view.

Mr. Karl Hiller
U. S. Securities and Exchange Commission
June 17, 2021

As you have similarly omitted the discussion and analysis pertaining to 2018 from your 2019 annual report, also explain why you have not referenced your 2018 annual report for the corresponding discussion and analysis omitted from your 2020 annual report.

CSX Response

CSX believes we have met the requirements to explain material changes with respect to both 2020 and 2019 in our 2020 annual report by providing discussion and analysis that identifies variances between 2020 and 2019 as well as distinct transactions that occurred during those respective years such as real estate and line sales. We also believe we have availed ourselves of the accommodation consistent with the intent of the Commission when it was adopted. In order to determine the SEC’s intent, we considered the SEC staff’s FAST Act Report, the proposing release and the adopting release. In the FAST Act Report, the staff recommended that the SEC consider revising Item 303(a) to clarify that a registrant need only provide a period-to-period (i.e. year-to-year) comparison for the two most recent fiscal years covered by the financial statements and may hyperlink to the prior year’s annual report for the earlier of the year-to-year comparisons. The SEC uses this recommendation as its starting point in the proposing release and observes that “almost all” companies use this presentation method. In the adopting release, however, the SEC removed any mention of these year-to-year comparisons to give companies more flexibility to tailor their disclosure. We believe that the SEC referred to the “earliest year” in the final accommodation to complement its objective to provide more flexibility rather than to change its original intent. As such, CSX’s reference to previous filings in EDGAR was not intended to satisfy our discussion and analysis of 2019.

Similarly, CSX also provided discussion and analysis of material changes and distinct transactions with respect to both 2019 and 2018 in our 2019 annual report and have referenced that report on page 30 of the 2020 annual report. CSX believes its reference of the 2019 annual report also meets the criteria to omit the 2018 discussion from the 2020 annual report.

Financial Statements

Note 1 - Nature of Operations and Significant Accounting Policies, page 54

2. We note your disclosure indicating you have entered into a definitive agreement to acquire Pan Am Railways, Inc., having an approximate 1,200-mile rail network and partial interest in the 600 mile Pan Am Southern system. However, in your subsequent interim report, you indicate the agreement is to acquire Pan Am Systems, Inc.

We understand that this transaction is subject to regulatory review and approval by the Surface Transportation Board, and that you have been asked to file your application following the guidelines for significant transactions.

Please expand your disclosure to clarify which entity you have agreed to acquire and to include the salient terms of the agreement, such as the amount and form of consideration and any material conditions. Please further describe the operations, assets and facilities of the entity that you have arranged to acquire.

Mr. Karl Hiller
U. S. Securities and Exchange Commission
June 17, 2021

CSX Response

In future filings, CSX will reiterate that we have agreed to acquire Pan Am Systems, Inc. which is the parent company of Pan Am Railways, Inc. who jointly owns Pan Am Southern, LLC with a subsidiary of Norfolk Southern Corporation. CSX updated this disclosure in the subsequent interim report to better reflect with whom CSX has an agreement in place.

The approximate 1,200-mile rail network across several states and partial interest in the 600-mile Pan Am Southern system reflect the operations of the entity that we have an agreement in place to acquire. Assets and facilities to be acquired as part of the proposed transaction include road and track assets, work equipment, land, buildings and other assets.

CSX would respectfully like to note that while the Surface Transportation Board (“STB”) has deemed the proposed transaction “significant”, that determination is based on the ability to assess the competitive effects of the transaction at the outset of the proceeding without further development of the facts. The STB determination does not speak to the materiality of this transaction from a financial reporting perspective. The current estimated purchase price for this acquisition is less than 2% of the Company’s market value, which is the highest level of significance under each of the significance tests under Rule 1-02(w) of Regulation S-X. CSX has also determined that the transaction is not material with respect to the Company’s financial statements when reviewed both quantitatively and qualitatively for disclosure under ASC 805, Business Combinations. The estimated value of net assets to be acquired is less than 5% of the Company’s shareholder’s equity, which was the highest level of significance when reviewing the appropriate materiality metrics. Furthermore, the terms of the pending acquisition could be impacted by STB requirements in order to approve the transaction.

As the Company has determined that the proposed Pan-Am acquisition is not material, CSX will revise future filings to indicate as such and will provide limited updates to disclosures as the terms of the agreement become finalized and approved.

Mr. Karl Hiller
U. S. Securities and Exchange Commission
June 17, 2021

Please do not hesitate to contact me at (904) 359-1426 or Angela C. Williams, Vice President & Chief Accounting Officer, at (904) 366-4365 if you would like additional information or if the staff has additional comments.

Very truly yours,

/s/ SEAN PELKEY
Sean Pelkey
Vice President & Acting Chief Financial Officer
CSX Corporation

cc:
Nathan D. Goldman
Executive Vice President & Chief Legal Officer
CSX Corporation

Angela C. Williams
Vice President & Chief Accounting Officer
CSX Corporation